Charles R. Corbin Legal Department Executive Vice President and General Counsel	Hilton Grand Vacations 5323 Millenia Lakes Boulevard, Suite 120 Orlando, FL 32839

June 5, 2017

Tom Kluck

Legal Branch Chief

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Hilton Grand Vacations Inc.

Registration Statement on Form S-1

Filed May 25, 2017

File No. 333-218237

Dear Mr. Kluck:

In accordance with Rule 461, I am writing this letter on behalf of Hilton Grand Vacations Inc. to request that the Securities and Exchange Commission declare the above-captioned registration statement effective at 4:00 p.m. on June 7, 2017, or as soon as practicable thereafter.

If you have any questions, please contact me at (407) 613-8410. Thank you for your time and attention.

Very truly yours,

Hilton Grand Vacations Inc.

By:	/s/ Charles R. Corbin
Charles R. Corbin Executive Vice President, General Counsel and Secretary

cc:	Alexander J. Park, Esq.,

Womble Carlyle Sandridge & Rice, LLP